UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Unregistered Sales of Equity Securities

On April 24, 2019, Todos Medical Ltd. (the “Company”) entered into a subscription agreement with Ang Seng Hong Michael, a private investor who is a non-U.S. person, for the sale of 5,000,000 ordinary shares of the Company, par value NIS 0.01 each, at a purchase price of $0.10 per share, for gross proceeds to the Company of $500,000.

The shares were issued to the investor without registration under the Securities Act of 1933 based upon exemptions from registration provided under Section 4(a)(2) of the Act and Regulation S promulgated thereunder. The issuance did not involve any public offering, and no general solicitation or general advertising was used in connection with the offer and sale of these shares.

Financial Statements and Exhibits.

The following Exhibits are filed as part of this Report.

Exhibit Number	Description

4.1	Subscription Agreement between Todos Medical Ltd. and Ang Seng Hong Michael, dated April 24, 2019

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Dr. Herman Weiss
Name: Dr. Herman Weiss
Title: Chief Executive Officer

Date: April 29, 2019

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